My Cloudz, Inc.

430/23 Moo 12

Nongprue, Banglamung

Chonburi 20150 Thialand

Security and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington D.C. 20549-4628

 May 29, 2015

Re:	My Cloudz, Inc. Registration Statement Form S-1 File Number 333-203373 Filed: April 13, 2015

Attention:	Ms. Katherine Wray Phone (202) 551-3483

My Cloudz, Inc. (the “Company”) has received your comments dated May 7, 2015 regarding the Form S-1 filed on April 13, 2015. The following document as prepared by the Company describes the general action(s) taken regarding each comment made by the Commission. The following numbers herein are referenced to the comment number provided on the document sent by the Commission.

General

1.

The Company has included disclosure on the prospectus cover page as well as on page 6 regarding its status as a shell company as defined in the Securities Act Rule 405 and has provided a risk factor therein.

Prospectus Cover Page, page 3

2.	A table indicating amounts of gross proceeds to be received by the Company if 25%/50%/75%/100% has been added to page 3 of the prospectus.

3.	The Offering period has been modified on page 3, 8, and 15 to indicate that the offering period will be 12 months after the registration becomes effective.

4.	Language indicating the Company is not using an escrow account, trust or similar account was added to page 3. A risk factor disclosure was added to page 11.

Prospectus Summary

A Cautionary Note on Forward-Looking Statements, page 5

5.	The first two (2) paragraphs on page 5 have been moved to immediately follow the “Risk Factor” section.

Principal Office, Telephone Number and Internet Address, page 6

6.	The business office has been modified to reflect - 430/23 Moo 12 Nongprue, Banglamung Chonburi 20150 Thailand- Phone 66-090-124-4220.

Risk Factors, page 7

The following Risk Factor has been added to the prospectus:

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7.	Because our sole officer and director resides abroad, shareholders may have difficulties enforcing their legal rights under United States securities laws.

Since our sole officer and director resides in Thailand, shareholders may have difficulties enforcing their legal rights under United States securities laws. Therefore, if any event which would request his personal presence in the United States, including judgment or legal matters concerning him for instance, it may be difficult to get him at the needed time. This may lead to delays, unforeseen situations and lack of investors trust in our sole officer and director. Such matters could have a significant negative effect on the success of our business.

8.	Because our management has no technical training and no experience in the cloud computing industry our business activities, earnings and ultimate financial success could be irreparably harmed.

Our management has no technical training and experience with cloud computing. With no direct training or experience in these areas, management may not be fully aware of many of the specific requirements related to working within the industry. Management's decisions and choices may not take into account standard engineering or managerial approaches to cloud computing companies commonly use. Consequently, our activities, earnings and ultimate financial success could suffer irreparable harm due to management's lack of experience in the industry.

9.	If less than 25% of the shares offered in this registration statement are sold, we will need further investments in order to develop our business

 We believe we will need proceeds from the sale of at least 25 % of the shares offered in order to implement our plan of operation and file SEC reports. If less than 25% of the shares offered in this registration statement are sold, we will most likely need further funding in order to develop our business. There are no guarantees that we will be able to sell enough shares or if we will find other source of funding for our operations. Investors are at risk of losing all their investment.

Risks Related to Our Business

10.

Reporting requirements under the Exchange Act and compliance with the Sarbanes-Oxley Act Of 2002, including establishing and maintaining acceptable internal controls over financial reporting, are costly and may increase substantially.

 The rules and regulations of the SEC require a public company to prepare and file periodic reports under the Exchange Act, which will require that the Company engage legal, accounting, auditing and other professional services. The engagement of such services is costly. Additionally, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”) requires, among other things, that we design, implement and maintain adequate internal controls and procedures over financial reporting. The costs of complying with the Sarbanes-Oxley Act and the limited technically qualified personnel we have may make it difficult for us to design, implement and maintain adequate internal controls over financial reporting. We expect these costs to be approximately $12,500 per year. In the event that we fail to maintain an effective system of internal controls or discover material weaknesses in our internal controls, we may not be able to produce reliable financial reports or report fraud, which would materially impact our overall business and result in loss of investor confidence. If the Company is unable to maintain its status as a reporting company it would materially impact the ability of the Company to raise funds and would likely result in a complete loss of any investment made into the Company.

 Our officer and director has committed to lend funds (up to $12,500) to the company for the next twelve months to cover expenses to maintain the reporting status current with the SEC, if necessary. Mr. Vongsa is willing to lend the full amount of these funds to the Company as the expenses are incurred, if no other proceeds are available to the Company and if the amount raised through this offering is not enough to cover such expenses. However, there is no contract in place or written agreement with Mr. Vongsa and the funds expressed in the above verbal commitment, would be in the form of a non-secured loan and would have no interest and no fixed repayment date.

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11.	The Company is not fully reporting under the Exchange Act and thus information about the company may be limited.

 Until our common stock is registered under the Exchange Act, we will not be a fully reporting company but only subject to the reporting obligations imposed by Section 15(d) of the Exchange Act. This severely limits the information and regulatory oversight to which we will be subject. For example, we will not be subject to the proxy rules under Section 14 of the Exchange Act, prohibition of short-swing profits under Section 16 of the Exchange Act, and beneficial ownership reporting requirements of Section 13(d) & (g) of the Exchange Act. Additionally, given the number of shareholders in our company, there are statutory provisions that may result in the automatic termination of any periodic reporting responsibilities in the event that we have less than 300 shareholders after the year that our registration statement becomes effective.

Use of Proceeds, page 12

12.	The Use of Proceeds Table has been modified to reflect “Net Proceeds” and the row labeled “Total” has been expanded as “Total Remaining Proceeds”.

Plan of Distribution, page 13

13.

The following disclosure has been added under “Plan of Distribution”: “Mr. Vongsa, resides in Thailand and plans to make offers for the sale of the commons stock in Thailand, Laos, and the United States.”

Description of Business

 Business Development, page 16

14.	The following risk factor has been added to page 9 as the third risk factor.

The Company intends to develop its business by using “free cloud storage” accounts from third party providers; however, the Company cannot provide any guarantee or assurance that the use of these accounts will not violate the terms of service agreements with the related cloud storage providers.

The Company cannot provide any guarantee or assurance that the proposed use of third party free cloud storage accounts will not violate the terms of service agreements with the cloud storage providers. If the Company is unable to use these accounts the business would fail and any investment made into the Company would be lost in its entirety. Moreover, the Company may be subject to legal claims by the third party cloud provider(s) in the future based upon the use of the third party accounts by the Company, any such legal claim could materially impact the Company and cause business failure.

The Market Opportunity, page 18

15.	The statements indicating the size of the cloud market has been removed from the prospectus.

Directors and Executive Officers

Business Experience, page 22

16.	The statements referring to Mr. Vongsa’s technical knowledge has been removed from the prospectus.

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Certain Relationships and Related Transactions, page 26

17.

The following disclosure has been added to the Certain Relationships and Related Transactions section: “Mr. Vongsa, has no written agreement for payment of the monies provided to the Company related to the start-up costs; however, Mr. Vongsa and the Company are accounting for these expenses, and if and when, the Company begins to generate revenues the Company plans to provide formal written repayment of the monies. At this time, due to the fact of the uncertainties of the Company’s ability to generate revenues there is no formal agreement other than the loan will be non-interest bearing and payable on demand.”

Disclosure of Commission Position of Indemnification for Securities Act Liabilities, page 26

18.	The disclosure on page 9 indicating the Company’s articles of incorporation and by-laws provide for indemnification has been removed from the registration statement.

Part II: Information Not Required in Prospectus

Exhibits and Financial Statements Schedules, Page 28

19.	Exhibits 3.1 and 3.2 have been filed herein in the proper format.

By:	/s/ Sommay Vongsa
Sommay Vongsa
President
My Coudz, Inc.

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